Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: June 15, 2021

Social media posts regarding the following:

•	Reddit Ask Us Anything post:

Hey Reddit! Once again, it was great answering your questions for our Ask Us Anything. As we’ve said before, at Origin Materials transparency is important to us and we believe in sharing our mission with everyone interested in our company and carbon-negative materials. Watch response part 2 below. https://www.reddit.com/r/greeninvestor/comments/o0mqeb/hey_reddit_once_again_it_was_great_answering_your/

Twitter

LinkedIn

Facebook

Reddit

Rich Riley:

Welcome everybody to part two of the Origin Materials AMA for our SPAC merger. We wanted to make sure that we took the time to engage with everyone interested in our company, mission and public listing, rather than focusing exclusively on institutional investors. This is Rich Riley and I’m joined here today by my co CEO, John Bissell. We’re beyond excited about the number of questions received. And though we may not get to all of them. We want to thank everyone who participated. With that said let’s get started.

Rich Riley:

First question. How is Origin Materials using each of its board of directors from the chemical industry, Karen Richardson, Benno Dorer, Kathy Fish, William Harvey, to grow the business and ensure technology success?

John Bissell:

I think it’s a really interesting question. What’s interesting about our particular board of directors, and this is intentional of course, is that they have really, really relevant experience in the industry. So, and it’s not just sort of generic experience it’s experience that matters a lot to us specifically. I’ll go through each of the board members that are listed here, briefly talk about their experience and then I’ll hook it up to how we think about the way they integrate with our broader strategy.

John Bissell:

Karen Richardson is really interesting. She’s got legacy petrochemicals experience as a board member at BP. She also is a board member of Exponent, which is a very technical high growth oriented company. It’s a consulting company that focuses on providing technical solutions to high growth companies. And so I think that’s a really interesting bridge. It’s not that common to see high growth, legacy chemicals companies. And having somebody with that kind of experience, that kind of knowledge, that’s seen both sides and understands how they integrate together is really powerful. We’ve seen that already with Karen. It’s also notable that she’s taken the chair role for us, which we’re really appreciative of, that’s a lot of work. But she’s also, she’s the perfect person to do that because she bridges a lot of our capabilities together.

John Bissell:

Benno was previously, had a lot of really, really interesting roles, but most recently is the CEO of Clorox. Clorox is an interesting company because they’re excellent at chemicals manufacturing and they understand consumer products, and particularly consumer products that are enabled by critical materials and ingredients and chemicals, so the value add of advanced manufacturing in the chemical space and advantage materials, transferring through to consumer products is something he, and frankly Kathy, probably understand better than almost anybody else in the planet. Kathy, I think has a similar kind of experience, but even more focused on the use of advantage and performance advantage materials in products. She was that chief R&D innovation officer at Procter and Gamble. She had a whole career at P&G. And again, P&G is one of these companies that knows how to put really advantage materials and new materials into products in a way that makes those products demonstrably better. And so I think that understanding is really, really valuable for us.

John Bissell:

Bill is out of DuPont. He was one of the most senior people at DuPont. Ran the packaging industrial polymers business, which is a pretty storied business at DuPont, huge business unit. It’s really their big polymers unit. And Bill has an understanding from the large scale producers perspective, that it’s incredible. I mean, DuPont is essentially the oldest major chemical company in the US. They’ve been scaling up and operating technologies in the chemical sector for centuries and he brings sort of the apex of that knowledge into the company.

John Bissell:

The four of them are amazing. They’re really strategic board members. We’re incredibly excited to be working with them. And I think, that’s a wrap maybe on all those guys. But you can tell I’m excited about them.

John Bissell:

Next question is, why did you go public via SPAC and sell shares to raise money? Why not just secure financing and grow privately? Rich, why don’t you take that one?

Rich Riley:

Yeah, great question. We found ourselves having proven out our technology and with just increasing demand from customers who were pushing us to go faster and bigger. And so what we needed to connect those dots was a lot of capital to go build these plants. And we needed a lot of capital as quickly as we could get it. And a SPAC really accomplishes those two goals for us. The proceeds are larger typically than a normal IPO process, and the speed can be faster as well. And we get feedback from a lot of public market investors that, thank you. This is what the SPAC process was meant for. These are the kinds of opportunities we like to see. So we feel really good about having chose the SPAC route.

John Bissell:

Okay. Next question. Is there a point at which you anticipate being able to rapidly accelerate if Origin 1 proves effective? Seems like demand for carbon negative materials could be extraordinary.

John Bissell:

The demand for carbon negative materials is certainly extraordinary. Rich sometimes calls it the once in a planet transition. And I think he’s exactly right when he says that. It’s an enormous structural change in the way that materials are going to be produced.

John Bissell:

Once Origin 1 is complete, we do see acceleration being something that may, and one might even say is likely to happen, but I think it’s important to understand the nature of that acceleration. Generally speaking, we’re already working on Origin 2, that’s in process. The timeline for that capital project, of that class, is actually pretty standard. That’s about how long it takes. So if we went off and worked with somebody else, pretty unlikely that they’re going to be able to go faster than we can on Origin 2.

John Bissell:

That said, what we can do is when we take each step, so when Origin 2 is complete, if Origin 2 is bigger than we had originally planned, that’s a different way of mechanism accelerating. So I think not necessarily taking faster steps, but taking bigger steps, every time we do, is one of the great ways that we can do that. And I think, absolutely, there are lots of ways that we can do that. We illustrate that a little bit, actually, even in our investor guide.

Rich Riley:

All right, next question. You’ve mentioned that current capital funds are adequate to cover the next expansions. To what level of detail have the current and future sites been vetted out? What design firm was contracted to do the design and cost estimation? What level of design has been achieved, feasibility, plus or minus 30%, basic plus or minus 20%, or detail design plus or minus 10%?

John Bissell:

This I’m assuming is somebody who has a capital projects background, which is great. We’re in the site selection and EPC contracting phase right now, for Origin 2 specifically. Origin 1 is way further along. That’s substantially constructed. We’re way deep into the project there. But when you’re looking at Origin 2, we’re in the site selection process. We understand pretty well what these sites look like. We have specific ones in mind that we’ve sort of based our costs around. When it comes to the contractor, we haven’t selected exactly which EPC contractor we’re going to use, but we got a pretty good idea of it. We’ve had long relationships with a lot of these companies. And we have a good sense of which one it’s going to end up being, and you could think sort of tier one best-in-class kinds of EPCs.

John Bissell:

And in terms of level of design, where are we with the cost estimate? This is a feasibility cost assessment, just because of the stage of the process, or project rather. So invariably at this point, if you haven’t already purchased your site and you don’t have your EPC, you can’t really reasonably be further than that, but, given that plus minus, of course, when we were budgeting for this, we took the upper end of that. The joke is often that it’s really plus 30% or nothing, right? Rarely do you actually come in under, although in reality you do sometimes. So this is at the feasibility level of cost estimate, and we’ve taken that into account when we did all of our capital budgeting originally.

John Bissell:

Okay. Next question is, I am a current AACQ share investor, great, and see inflation and overall cost to build these chemical plants as the single biggest risk. Assuming the science, chemistry, and engineering is sound. Inflation is real, hourly wages, commodity prices, transportation costs, prices are rapidly increasing across the board. The funds being raised through the SPAC process is enough to cover expected construction costs as of a few months ago, but what about now? What about in a year or two? The amount of money being raised is fixed, but potential costs are rapidly rising. Please address these inflation and cost concerns. Also, if the current capital is not enough to fully build, what is your backup plan, secondary offering, share solution, debt offering, other financing?

John Bissell:

Good questions. So first, you should understand that we expect to raise project financing associated with most of these plants. It’s just the right way to finance these things, in our opinion. The way that we have looked at that project financing is in a pretty conservative fashion. What we have modeled in our forecast is a 50% loan to cost ratio. That’s a really, really modest loan to cost ratio. There is a bunch of room. If for some reason it makes sense to go higher than that, we will.

John Bissell:

In addition to that, we forecast having circa $250 million of excess capital beyond what’s required to finance Origin 2 on the balance sheet already. So you’re looking at, probably all in, something like 50, 60% sort of excess capacity or cushion when you sum it all together in our ability to finance and construct Origin 2. So I think... We’ll see what happens with inflation, but we’ve got lots of space to manage that.

John Bissell:

What is Origin’s moat? That is, assuming that a commercial plant can be successfully operated, what patents or other advantages or materials would put it ahead of established chemical companies such as BASF or Solvay, copying the basic approach, but with more general operational experience and possibly cheaper financing?

John Bissell:

It’s a great question. First, we have a pretty significant intellectual property moat. So patents, know how, trade secrets that enable us to successfully do our chemistry. And I think that’s material, that’s important. But even beyond that, let’s presume that there’s none of that moat, that there’s no IP, there’s no patents. It still takes a long time, a lot of resources and a lot of effort for a company, even a really big chemical company, to recreate what we have built. And generally speaking, a reasonable rule of thumb is that from bench to significant production is more than 10 years, and I’d say often, 12 to 15 years is pretty typical for the big chemical companies. And so from that perspective, we really have a 10 year head start on anybody else that’s going to enter this space. Generally speaking, what that means is that companies like big, big chemical companies are going to be incentivized to just license from us. They’d rather work with us than take 10 years and a lot of resources in order to try to develop a competitive technology and enter the space and compete with us directly.

John Bissell:

Okay. Next question is, recently Danimer Scientific and Pure Cycle have come under fairly heavy scrutiny, as you know. A few different firms and sources have called their viability and overall business practices into question. Recognizing that you compete in a relatively similar market, broadly speaking, do you have a plan for addressing concerns that potential investors may have, some kind of reassurance or welcome to Origin Materials 101 that will not only differentiate your capabilities and proposed roadmap, but also provide further transparency?

John Bissell:

So, first, we really are all about transparency. So we try to push as much information out to the market as we possibly can. Obviously, there are sort of reasonability limits in terms of how much we can disclose on some of those kinds of things, but we really do at any juncture where it’s we can choose to be transparent or not, we genuinely, almost always, choose to be transparent. So that’s one, and we’ll keep looking for ways to do that. AMAs like this are one small component of that. Putting as much information into our investor decks is another component of that. You can find offtake agreements published as part of our SEC filings, regulatory filings. And you can get a lot of information out of that. We’re just going to keep doing that, over and over and over again. The LCA being published, that’s another example. So we’re going to try to be as transparent as we can be.

John Bissell:

I think, another consideration here is that we’re really... while in the stock market, people look at us as a renewable materials company and they look at Danimer and Pure Cycle as renewable materials companies. We’re really very different companies. It’s a different technology. It’s different feedstock. We’re making different products. The economics are different. Even the class of technology is different. The business models are different in a lot of ways, too. So I think in many, many ways, we’re just different companies.

John Bissell:

And I think one way to think about that is, we’re providing a value proposition which is really a low carbon, carbon negative value proposition. We’re using components of the business world. If you look at the way that we acquire feedstock, what the price looks like, what the model looks like there. If you look at the way that we build capital projects and the way that we estimate the cost of those capital projects, the way that we expect to operate those capital projects, if you look at the way that we’re producing our final product, PET, and the way that we’re selling it and the applications that’s going into it, customers that we have, those are all relatively well understood components of the business.

John Bissell:

You can look to the pulp and paper industry or some of the forest products residuals industries to look at how we acquire feedstock and what we’re doing with it and how we manage it. You can look to all of these other industries to see how the components of our business fit together. And, frankly speaking, those subcomponents really aren’t any different than the way that it’s done currently. What’s different is that we’re tying it together with different technology and we’re sort of cross industry in a lot of those things. So, because of the technology, we put those subcomponents together in a way that other people can’t. And that’s what gives us our advantage, is that ability to put those subcomponents together.

John Bissell:

But on that front, really the only new thing that we’re doing is introducing our chemical technology to the world, which gives us that platform. But the PET that we’re making is PET. The feedstocks that we’re consuming, our feedstocks are already extant. They’re already extant at that volume that we’re using them. And we’re presuming that we’re going to get the price that they’re sold for generally around the world already. So, a lot of this, the capital projects that we’re building, take about as long as a typical capital chemicals capital project. We’re not thinking that we’re going to go way faster. And the cost is right in line with what you’d expect with a capital project at that scale.

John Bissell:

I really think that, in that sense, you can see sort of like a transitive transparency, in the way that we built the business and the way that we talk about it and the way that we communicate about it. We’ll continue with that as much as we possibly can and maybe even figure out new ways to be extra transparent on some of this stuff.

John Bissell:

So with that, thanks again. Unfortunately we’re out of time, but hope to do a lot more events like this in the future. It’s a lot of fun. Want to give a big thank you to everybody that participated. And if you would like some more information, please check out our website and our investor information. Big thanks, and have a great weekend.

About Artius

Artius Acquisition Inc (“Artius”) (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former Chariman and CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC.

For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. d/b/a Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact are supported by a growing list of major global customers and investors. Origin Materials’ first commercial plant is expected to be operational in 2022 with a second commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed business combination transaction, Artius filed an amended registration statement on Form S-4 (the “Registration Statement”) with the SEC on May 3, 2021, which includes a proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s shareholders and Origin Materials’ stockholders in connection with the proposed transaction. The Registration Statement was declared effective on May 27, 2021, and the definitive proxy statement/prospectus and other proxy materials were mailed on or about June 1, 2021 to Artius’s shareholders of record as of May 19, 2021. Investors and security holders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the shareholders of Artius or stockholders of Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’s shareholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Artius and Origin Materials presently do not know, or that Artius and Origin Materials currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Artius’s and Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Artius and Origin Materials anticipate that subsequent events and developments will cause its assessments to change. However, while Artius and Origin Materials may elect to update these forward-looking statements at some point in the future, Artius and Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Artius’s and Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons who may be deemed participants in the solicitation of proxies in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Materials

Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668